ReAlpha Asset Management Inc.

6515 Longshore Loop, Suite 100

Columbus, OH 43017

July 12, 2021

Division of Corporation Finance

Office of Real Estate and Construction

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Jonathan Burr

Re:	ReAlpha Asset Management Inc.
Amendment No. 1 to Offering Statement on Form 1-A
Filed June 9, 2021
File No. 024-11523

Dear Mr. Burr,

We hereby submit the responses of ReAlpha Asset Management Inc. (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated July 6, 2021, providing the Staff’s comments with respect to the Company’s Amendment No. 1 to Offering Statement on Form 1-A. Concurrently with the filing of this response letter, we have filed an amendment to the Offering Statement (the “Offering Statement Amendment No. 2”), and the Offering Statement Amendment No. 2 incorporates our changes as indicated below made in response to the Staff’s comments.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company.

General

1. We note that you intend to provide an opportunity for retail investors to become Syndicate Members through subsequent exempt offerings. Please tell us what exemption(s) you intend to rely on the facts that make the exemption available. We may have further comment.

Response:

The Company will rely upon the available exemptions from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”) and the rules of the Commission promulgated thereunder.

As the Company will hold its properties in individual limited liability companies, the Company plans to have offerings made to potential Syndicate Members of minority membership interests in those limited liability companies (the “Property LLCs”) or in limited liability companies owning a group of those Property LLCs.

Our current plan is to having the offering of such interests through a registered broker-dealer using the exemption provided by Regulation CF. Regulation CF would be available to the issuers of such interests because they would not be ineligible to use Regulation CF under the criteria set forth in Rule 100(b) of Regulation CF.

We plan to use Regulation CF because it will further our goal of providing greater access to wealth creation through real estate. However, other available exemptions from the registration requirements of the Securities Act may be employed as future circumstances require, including the exemptions providing by Regulation A and Rule 506(c).

2. We note your disclosure on page 35 that the ReAlpha M3 TM Platform is a digital marketplace, which is a web-based and mobile accessible investment platform for your Syndicate Members, and the platform will give Syndicate Members real-time visibility into their property asset portfolio and performance as well as allowing the Syndicate Member to decide to join in an ownership of a ReAlpha property through the platform itself. Please tell us in more detail how this platform will function, including the specific information that will be available to potential investors, a description of the interests that may be purchased on the platform, how a potential investor will access the platform, and whether the platform is currently operational. We may have further comment.

Response:

The M3 Platform will be a digital marketplace which is a web-based and mobile accessible investment platform for our Syndicate Members.  As noted above, our current plan is to have the minority interests in the Property LLCs, or limited liability companies holding groups of the Property LLCs, offered through a registered broker-dealer using Regulation CF. This will, of necessity, require the integration of the M3 Platform with the broker-dealer’s own Regulation CF compliant Platform.

The platform will fetch the property listing data as well as data on short-term rental market trends from multiple third party API providers and will display the consolidated data for a particular property in an easily accessible format.

Users will then be able to purchase partial ownership of a property through a payment system that is integrated within the platform and, for so long as Regulation CF is being used to offer the interests, the registered broker-dealer’s own Platform. Once a syndicate member secures the ownership of interests in a Property LLC, the syndicate member will be able to monitor the property's performance in the short-term rental market by observing the up-to-date data on the property's rental income and occupancy rate.

The platform will provide a holistic view of available properties to the potential investors so that they can make informed decisions before committing to invest. These include:

•	Details on the property structure like the number of beds, baths, parking spaces, etc.
•	Interior and exterior photos of the property and the walk score of its neighborhood
•	the most recent sale price for the property, and other property related information.

For so long as the interests are offered using Regulation CF, potential syndicate members will access this information by accessing our broker-dealer’s Regulation CF compliant platform.

The platform is currently under development and is not fully operational, yet. The app is scheduled to be fully functional by Q4 of 2021.

We have added an additional description of the M3 Platform on page 35 of Offering Statement Amendment No. 2.

Financial Statements

Note 1: Nature of Operations, page F-8

3. We note your disclosure that the company’s major shareholder, ReAlpha Tech Corp, purchased part of your investment in real estate prior to inception. Please tell us if these properties had a rental history or any renovations during the time of previous ownership as well as prior to ownership by ReAlpha Tech Corp. In addition, please tell us whether ReAlpha Tech Corp or an affiliate has purchased any additional properties on your behalf and your probability of acquiring them in the future.

Response:

Prior history of properties under ReAlpha Tech Corp:

•	Only one property was rented out starting March 21, 2021.
•	Only one property was renovated.

Neither ReAlpha Tech Corp nor any affiliate purchased any property other than those listed in the Offering Circular prior to inception of ReAlpha Asset Management Inc.

In the future, all properties will be acquired by ReAlpha Acquisitions, LLC, a wholly owned subsidiary of the Company.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at 614-633-7155.

Sincerely,

ReAlpha Asset Management Inc.

By:	/s/ Mike Logozzo
Mike Logozzo Chief Financial Officer